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Amir Alemzadeh · 3rd

Physician at CARDINAL INTERNAL MEDICINE ASSOCIATES

Woodbridge, Virginia · 9 connections · **Contact info**


CARDINAL INTERNAL MEDICINE ASSOCIATES
Thomas Jefferson University Hospitals

Experience

Physician
CARDINAL INTERNAL MEDICINE ASSOCIATES
Oct 2003 – Present · 16 yrs 3 mos

Physician
Potomac Family Health
Sep 2001 – Oct 2003 · 2 yrs 2 mos
Woodbridge, VA

Education


Thomas Jefferson University Hospitals
Residency Program, Internal Medicine Residency Program
1998 – 2001


The George Washington University School of Medicine and Health Sciences
Doctor of Medicine - MD
1994 – 1998


The George Washington University Columbian College of Arts & Sciences
Bachelor of Science - BS, Chemistry
1990 – 1994

Interests


The George Washington Universit...
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CARDINAL INTERNAL MEDICINE ...
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The George Washington Universit...
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Thomas Jefferson University Hos...
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